RECEPTOS, INC.

10835 Road to the Cure, Suite 205

San Diego, California 92121

January 6, 2014

VIA ELECTRONIC SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Receptos, Inc. - Registration Statement — Form S-1

Registration Number:  333-193074

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Receptos, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on January 8, 2014 or as soon thereafter as may be practicable, subject to your receiving a confirmatory call from either Mike Hird or Patty DeGaetano, each of whom is an attorney with the Registrant’s outside legal counsel, Pillsbury Winthrop Shaw Pittman LLP.

The Registrant hereby authorizes each of our counsel, Mike Hird and Patty DeGaetano, to orally modify or withdraw this request for acceleration.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

RECEPTOS, INC.

By:	/s/ Graham Cooper
Graham Cooper Chief Financial Officer

cc:                                Mike Hird, Esq.

Patty DeGaetano, Esq.